UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Reinhold Industries, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

75935A 10 9

(CUSIP Number)

Philip L. McCool
Sommer Barnard Attorneys, PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46256
(317) 713-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75935A 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Massachusetts Mutual Life Insurance Company IRS Identification No.: 04-1590850

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 460,025

	8.	Shared Voting Power 635,271

	9.	Sole Dispositive Power 460,025

	10.	Shared Dispositive Power 635,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person (See Instructions) IC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MassMutual High Yield Partners II LLC IRS Identification No: 04-3325219

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 460,024

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 460,024

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MassMutual Corporate Value Partners Limited IRS Identification No.: NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,246

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 175,246

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,246

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Babson Capital Management LLC IRS Identification No.: 51-0504477

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 635,271 shares owned by Massachusetts Mutual Life Insurance Company and MassMutual Corporate Value Partners Limited

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 635,271 shares owned by Massachusetts Mutual Life Insurance Company and MassMutual Corporate Value Partners Limited

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,271 shares owned by Massachusetts Mutual Life Insurance Company and MassMutual Corporate Value Partners Limited

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew McNally IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,473

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 93,473

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Forrest E. Crisman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,651

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 63,651

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph R. Whitney, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,286

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,286

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn Scolnik

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,535

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 67,535

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,535

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael T. Furry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,223

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 193,223

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard A. Place

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9.636

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,636

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,636

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brett R. Meinsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,386

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,386

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock of Reinhold Industries, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 12827 Imperial Highway, Santa Fe Springs, California 90670.

Item 2.	Identity and Background

This Schedule D is filed on behalf of Massachusetts Mutual Life Insurance Company, a Massachusetts life insurance company (“MMLIC”), MassMutual High Yield Partners II LLC, a Delaware limited liability company (“MMHYP”), MassMutual Corporate Value Partners Limited, a Cayman Islands corporation (“MMCVP”) Babson Capital Management LLC, a Delaware limited liability company (“Babson Capital”), Andrew McNally IV, Forrest E. Crisman, Jr., Ralph R. Whitney, Jr., Glenn Scolnik, Michael T. Furry, Richard A. Place, and Brett A. Meinsen  (collectively, the “Reporting Persons”).

The address of MMLIC is 1295 State State Street, Springfield, MA 01111.  The address of each of MMHYP and MMCVP is c/o Babson Capital Management LLC, 1500 Main Street, Suite 2200, Springfield, MA 01115. MMLIC is an insurance company. MMHYP and MMCVP are private investment companies.

The executive officers and directors of MMLIC are as follows: See Schedule 1 attached hereto
The manager of MMHYP is: See Schedule 1 attached hereto
The directors of MMCVP are: See Schedule 1 attached hereto
The executive officers and members of the board of managers of Babson Capital are: See Schedule 1 attached hereto.

Mr. McNally’s address is c/o Hammond Kennedy Whitney & Company, Inc., 333 North Michigan Avenue, Suite 2200, Chicago, IL 60601. Mr. McNally is a partner of Hammond Kennedy Whitney & Company, Inc. Mr. McNally is a director of the Company.

Mr. Crisman’s address is 37 Pembroke Hill, Farmington, CT 06032. Mr. Crisman is a partner of Hammond Kennedy Whitney & Company, Inc.
Mr. Whitney’s address is 3441 Highway 34, Wheatland, WY 82201. Mr. Whitney is a partner of Hammond Kennedy Whitney & Company, Inc. Mr. Whitney is a director of the Company.

Mr. Scolnik’s address is c/o Hammond Kennedy Whitney & Company, Inc., 8888 keystone Crossing, Indianapolis, IN 46240. Mr. Scolnik is a partner of Hammond Kennedy Whitney & Company, Inc. Mr. Scolnik is a director of the Company.

Mr. Furry’s address is c/o Reinhold Industries, Inc. 12827 E. Imperial Highway, Santa Fe Springs, CA 90670. Mr. Furry is President, Chief Executive Officer and a director of the Company.
Mr. Place’s address is 4898 Hickory Hill Road, Ann Arbor, MI 48105. Mr. Place is retired. Mr. Place is a director of the Company.
Mr. Meinsen’s address is c/o Reinhold Industries, Inc. 12827 E. Imperial Highway, Santa Fe Springs, CA 90670. Mr. Meinsen is the Treasurer and Secretary of the Company.
Each of the Reporting Persons who is an individual is a citizen of the United States.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit A and incorporated herein by reference, stating that this Schedule 13DF and any amendments to it shall be deemed to be filed by all of the Reporting Persons. Neither the Joint Filing Agreement nor the filing of this Schedule 13D is an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of th3 Securities Exchange Act of 1934 or the regulations thereunder. Each Reporting Person expressly disclaims the existence of a group.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons and TCG Guardian 2 Limited, a company registered under the laws of England and Wales (“TCG”) entered into the Voting Agreement described in Item 4 (“Voting Agreement”) of this Schedule 13D to facilitate the transactions contemplated by the Share Sale Agreement described in Item 4 of this Schedule 13D. None of the Reporting Persons received any additional consideration from the Company or TCG in connection with the execution and delivery of the Voting Agreement.

Item 4.	Purpose of Transaction

On September 26, 2005, the Company announced that it has entered into a Share Sale Agreement dated as of September 26, 2005 (the “Sale Agreement”) by and between the Company and TCG, an affiliate of The Carlyle Group. Under the terms of the Sale Agreement, the Company will sell its NP Aerospace Limited subsidiary to TCG for £30,000,000 (approximately $53,400,000 at the then current exchange rate).

The purpose of the Reporting Persons entering into the Voting Agreement with respect to all the shares of the Company’s Class A Common Stock owned by them (the “Shares”) is to facilitate the transactions contemplated by the Sale Agreement.

Pursuant to the Voting Agreement, the Reporting Persons agreed to vote the Shares in favor of the Sale Agreement at any special or annual meeting at which the Sale Agreement is submitted to a vote of the Company’s stockholders, or in connection with the solicitation of written consents of the stockholders of the Company with respect to the Sale Agreement.

The foregoing descriptions of the transactions contemplated by the Sale Agreement and the Voting Agreement are qualified in their entirety by reference to the respective agreements. The Sale Agreement is incorporated as Exhibit B to this Schedule 13D by reference to the Company’s Current Report on Form 8-K filed September 27, 2005, and a copy of the Voting Agreement is attached hereto as Exhibit C. The Exhibits to this Schedule 13D are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Schedule 13D, the Voting Agreement and the Sale Agreement, none of the Reporting Persons has any plans or proposals that relate to or result in any of the transactions described in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a, b) The following table sets forth the aggregate number and percentage of Shares beneficially by each of the Reporting Persons. Except as noted below, each Reporting Person has sole voting and investment power with respect to the shares indicated.

Name	Total Shares	Percentage of Outstanding Shares

Massachusetts Mutual Life Insurance Company(1)	1,095,295	33.7%

MassMutual High Yield Partners II, LLC	460,024	14.1%

MassMutual Corporate Value Partners Limited	175,246	5.4%

Andrew McNally IV(2)	93,473	2.9%

Forrest E. Crisman, Jr.	63,651	2.0%

Ralph R. Whitney, Jr.	66,286	2.0%

Glenn Scolnik	67,535	2.1%

Michael T. Furry	193,223	5.9%

Richard A. Place	9,636	*

Brett R. Meinsen	25,386	*

*Lees than one percent.

(1)           Includes the Shares owned by MMHYP and MMCVP. MMLIC shares voting and investment power with respect to the Shares of MMHYP and MMCVP but disclaims beneficial ownership.

(2)           Includes Shares owned by Andrew Management IV, L.P., of which Mr. McNally is general partner and has sole voting and investment power.

(c) N/A

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 for a description of the Voting Agreement and the Sale Agreement. The description herein of the Voting Agreement and the Sale Agreement, and the matters contemplated thereby is qualified in its entirety by reference to the respective agreements, each of which is filed as an exhibit to this Schedule 13D.

MMLIC, MMHYP, MMCVP and Messrs. McNally, Crisman, Whitney and Scolnik, and certain other persons, filed a statement on Schedule 13D relating to the Company on May 28, 1999, as amended by Amendment No.1. thereto filed September 3, 1999 (the “1999 Schedule”).  The 1999 Schedule describes a Stockholders Agreement relating to the Shares that were entered into by the persons filing the 1999 Schedule.

The Stockholders Agreement contains agreements among the parties thereto with respect to the transfer of Shares acquired by the parties to the Stockholders Agreement from the Keene Creditors’ Trust. The Stockholders Agreement provides that, except in certain circumstances set forth in the Stockholders

Agreement, none of the parties to the Stockholders Agreement will sell or otherwise transfer Shares without first offering to sell all the Shares on the same terms to the other parties to the Stockholders Agreement.  Except in certain circumstances, each party to the Stockholders Agreement also has an option to participate on a pro rata basis in any sale of Shares by another party to the Stockholders Agreement.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor any of their executive officers, directors, managers or general partners has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits
Exhibit A:	Joint Filing Agreement

Exhibit B:

Share Sale Agreement dated September 26, 2005, between Reinhold Industries, Inc. and TCG Guardian 2 Limited (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Reinhold Industries, Inc. on September 27, 2005.)

Exhibit C:	Voting Agreement dated September 26, 2005.

Exhibit D:	Stockholders Agreement dated May 21, 1999 (incorporated by reference to Exhibit D to the Schedule 13D filed with respect to Reinhold Industries, Inc. on May 28, 1999.

SCHEDULE 1

Massachusetts Mutual Life Insurance Company is a mutual life insurance company organized under the laws of Massachusetts and a registered investment adviser.

MassMutual Corporate Value Partners Limited is a corporation organized under the laws of the Cayman Islands.

MassMutual Corporate Value Limited is a corporation organized under the laws of the Cayman Islands and the owner of the majority of the capital stock of MassMutual Corporate Value Partners Limited.

MassMutual High Yield Partners II LLC is a limited liability company organized under the laws of Delaware.

HYP Management LLC is a limited liability company organized under the laws of Delaware and the manager of MassMutual High Yield Partners II LLC.

Babson Capital Management LLC is a limited liability company organized under the laws of Delaware and a registered investment adviser.

The Class A Common Stock reported hereby for Massachusetts Mutual Life Insurance Company is owned directly by Massachusetts Mutual Life Insurance Company.  Babson Capital Management LLC, as Investment Adviser to Massachusetts Mutual Life Insurance Company, may be deemed to be the beneficial owner of all such Class A Common Stock.

The Class A Common Stock reported hereby for MassMutual Corporate Value Partners Limited is owned directly by MassMutual Corporate Value Partners Limited.  As a result of Massachusetts Mutual Life Insurance Company’s ownership interest in the capital stock of MassMutual Corporate Value Limited, which is the majority owner of the capital stock of MassMutual Corporate Value Partners Limited, and as a result of Massachusetts Mutual Life Insurance Company’s ownership of shares of MassMutual Corporate Value Partners Limited, Massachusetts Mutual Life Insurance Company may be deemed to be the beneficial owner of all such Class A Common Stock.  Babson Capital Management LLC, having been delegated authority from Massachusetts Mutual Life Insurance Company to act as Investment Manager to MassMutual Corporate Value Partners Limited, and as Investment Adviser to Massachusetts Mutual Life Insurance Company, may be deemed to be the beneficial owner of all such Class A Common Stock.  MassMutual Corporate Value Limited, as majority owner of the capital stock of MassMutual Corporate Value Partners Limited may be deemed to be the beneficial owner of all such Class A Common Stock.

The Class A Common Stock reported hereby for MassMutual High Yield Partners II LLC is owned directly by MassMutual High Yield Partners II LLC.  As a result of Massachusetts Mutual Life Insurance Company’s ownership interest in the capital stock of MassMutual High Yield Partners II LLC, and as a result of Massachusetts Mutual Life Insurance Company’s control of HYP Management LLC (the manager of MassMutual High Yield Partners II LLC), Massachusetts Mutual Life Insurance Company may be deemed to be the beneficial owner of all such Class A Common Stock.  HYP Management LLC, as manager of MassMutual High Yield Partners II LLC may be deemed to be the beneficial owner of all such Class A Common Stock.

Each of Babson Capital Management LLC, MassMutual Corporate Value Limited and HYP Management LLC hereby disclaims any beneficial ownership of any Class A Common Stock held by Massachusetts Mutual Life Insurance Company, MassMutual Corporate Value Partners Limited or MassMutual High Yield Partners II LLC.

Each of Massachusetts Mutual Life Insurance Company, MassMutual Corporate Value Partners Limited and MassMutual High Yield Partners II LLC disclaims any beneficial ownership of any of the shares of Class A Common Stock not held directly by it.

NAME	BUSINESS ADDRESS	REPORTING ENTITY POSITION; PRINCIPAL BUSINESS, PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Massachusetts Mutual Life Insurance Company	1295 State Street Springfield, MA 01111	Insurance Company	Commonwealth of Massachusetts, U.S.A.
The following persons are the Executive Officers and Directors of Massachusetts Mutual Life Insurance Company except as otherwise noted:
Stuart H. Reese	1295 State Street Springfield, MA 01111	President and Chief Executive Officer, Director	U.S.A.
Roger W. Crandall	1500 Main Street Springfield, MA 01115	Executive Vice President and Chief Investment Officer	U.S.A.
Howard E. Gunton	1295 State Street Springfield, MA 01111	Executive Vice President and Chief Financial Officer	U.S.A.
John V. Murphy	1295 State Street Springfield, MA 01111	Executive Vice President	U.S.A.
Matthew E. Winter	1295 State Street Springfield, MA 01111	Executive Vice President	U.S.A.

Edward M. Kline	1295 State Street Springfield, MA 01111	Corporate Vice President and Treasurer	U.S.A.
Stephen L. Kuhn	1500 Main Stree Springfield, MA 01115	Senior Vice President, Secretary and Deputy General Counsel	U.S.A.
James R. Birle	Village of Golf, Florida	Chairman of the Board of Directors; Chairman, Resolute Partners, LLC (private merchant bank)	U.S.A.
Roger G. Ackerman	Corning, New York	Director; Chief Executive Officer, Retired, Corning Incorporated (manufacturer of specialty materials, communications equipment and consumer products)	U.S.A.
Gene Chao	Vienna, Virginia	Director; Chairman and Chief Executive Officer, National Captioning Institute (presentation graphic services and equipment)	U.S.A.
James H. DeGraffenreidt, Jr.	Washington, D.C.	Director; Chief Executive Officer, WGL Holdings, Inc. (natural gas services)	U.S.A.
Patricia Diaz Dennis	San Antonio, Texas	Director; Senior Vice President and Assistant General Counsel, SBC Telecommunications, Inc. (telecommunications company)	U.S.A.
James L. Dunlap	Houston, Texas	Director; Vice Chairman, Retired, Ocean Energy, Inc.(energy exploration and production)	U.S.A.

William B. Ellis	New Haven, Connecticut	Director; Senior Fellow, Yale University School of Forestry and Environmental Studies; Retired Chairman and Chief Executive Officer, Northeast Utilities	U.S.A.
Robert A. Essner	Madison, New Jersey	Director; Chairman, President and Chief Executive Officer, Wyeth (pharmaceutical and biotechnology company)	U.S.A.
Robert M. Furek	Village of Golf, Florida	Director; President and Chief Executive Officer, Retired, Heublein, Inc.; Partner, Resolute Partners, LLC (private merchant bank)	U.S.A.
Carol A. Leary	Longmeadow, Massachusetts	Director; President, Bay Path College	U.S.A.
William B. Marx, Jr.	Murray Hill, New Jersey	Director; Senior Executive Vice President, Retired, Lucent Technologies (research, communications and networking services company)	U.S.A.
John F. Maypole	Toccoa, Georgia	Director; Managing Partner Peach State Real Estate Holding Company (real estate investment company)	U.S.A.
Marc F. Raciot	Washington, D.C.	Director; Partner Bracewell & Patterson, LLP (law firm) and former Governor of Montana	U.S.A.
MassMutual Corporate Value Partners Limited	c/o Babson Capital Management LLC 1500 Main Street Springfield, MA 01115	Private Investment Company	Cayman Islands

The following persons are the Directors of MassMutual Corporate Value Partners Limited except as otherwise noted:
Stuart H. Reese	1295 State Street Springfield, MA 01111	Director	U.S.A.
Clifford M. Noreen	1500 Main Street Springfield, MA 01115	Director	U.S.A.
Roger W. Crandall	1500 Main Street Springfield, MA 01115	Director	U.S.A.
David J. Lubar	Milwaukee, Wisconsin	Director; President and Partner, Lubar and Company	U.S.A.
Bjorn Carlson	Stockholm, Sweden	Director; Principal, Nordic Fund	Sweden
Ken Taratus	Atlanta, Goergia	Director; Managing Director, Jeffries & Company, Inc.	U.S.A.
MassMutual Corporate Value Limited	c/o Babson Capital Management LLC 1500 Main Street Springfield, MA 01115	Private Investment Company	Cayman Islands
The following persons are the Directors of MassMutual Corporate Value Limited except as otherwise noted:
Stuart H. Reese	1295 State Street Springfield, MA 01111	Director	U.S.A.
Clifford M. Noreen	1500 Main Street Springfield, MA 01115	Director	U.S.A.
Roger W. Crandall	1500 Main Street Springfield, MA 01115	Director	U.S.A.
David J. Lubar	Milwaukee, Wisconsin	Director; President and Partner, Lubar and Company	U.S.A.
Bjorn Carlson	Stockholm, Sweden	Director; Principal, Nordic Fund	Sweden
Ken Taratus	Atlanta, Goergia	Director; Managing Director, Jeffries & Company, Inc.	U.S.A.
MassMutual High Yield Partners II LLC	c/o Babson Capital Management LLC 1500 Main Street Springfield, MA 01115	Private Investment Company	Delaware, U.S.A.

The following person is the manager of MassMutual High Yield Partners II LLC:
HYP Management LLC	c/o Babson Capital Management LLC 1500 Main Street Springfield, MA 01115	Private Investment Company	Delaware, U.S.A.
The following persons are the Executive Officers and Directors of HYP Management LLC:
Roger W. Crandall	1500 Main Street Springfield, MA 01115	President and Director	U.S.A.
Clifford M. Noreen	1500 Main Street Springfield, MA 01115	Senior Vice President	U.S.A.
James M. Roy	1500 Main Street Springfield, MA 01115	Vice President, Chief Financial Officer and Director	U.S.A.
Stephen L. Kuhn	1500 Main Street Springfield, MA 01115	Senior Vice President and Assistant Secretary	U.S.A.
Rodney J. Dillman	1500 Main Street Springfield, MA 01115	Vice President, Assistant Secretary and Director	U.S.A.
Edward M. Kline	1500 Main Street Springfield, MA 01115	Vice President and Treasurer	U.S.A.
Sally Fortier Murphy	1500 Main Street Springfield, MA 01115	Secretary	U.S.A.
Babson Capital Management LLC	1500 Main Street, Suite 2200 Springfield, MA 01115	Registered Investment Adviser	Delaware, U.S.A.
The following persons are the Executive Officers and Members of the Board of Managers of Babson Capital Management LLC:
Roger W. Crandall	1500 Main Street Springfield, MA 01115	Chairman and Manager	U.S.A.
William F. Glavin, Jr.	1500 Main Street Springfield, MA 01115	President, Chief Executive Officer and Manager	U.S.A.
David J. Brennan	c/o Babson Capital Europe Limited Almack House 28 King Street London SW1Y 6XA United Kingdom	Vice Chairman and Manager	United Kingdom

James E. Masur	1500 Main Street Springfield, MA 01115	Chief Financial Officer and Managing Director	U.S.A.
Jan F. Jumet	Independence Wharf 470 Atlantic Avenue Boston, MA 02210	Chief Compliance Officer and Managing Director	U.S.A.
DeAnne Dupont	Independence Wharf 470 Atlantic Avenue Boston, MA 02210	Treasurer, Controller and Managing Director	U.S.A.
Bernadette Clegg	Independence Wharf 470 Atlantic Avenue Boston, MA 02210	Assistant Treasurer and Managing Director	U.S.A.
Stephen L. Kuhn	1500 Main Street Springfield, MA 01115	General Counsel and Secretary	U.S.A.
Rodney J. Dillman	1500 Main Street Springfield, MA 01115	Deputy General Counsel and Assistant Secretary	U.S.A.
John E. Deitelbaum	1500 Main Street Springfield, MA 01115	Counsel and Assistant Secretary	U.S.A.
John A. Anderson III	1500 Main Street Springfield, MA 01115	Counsel and Assistant Secretary	U.S.A.
Deborah L. Gatto	Independence Wharf 470 Atlantic Avenue Boston, MA 02210	Assistant Treasurer	U.S.A.
Robert Liguori	1295 State Street Springfield, MA 01111	Manager	U.S.A.
Kevin M. McClintock	Independence Wharf 470 Atlantic Avenue Boston, MA 02210	Manager	U.S.A.
Michael T. Rollings	1295 State Street Springfield, MA 01111	Manager	U.S.A.

SIGNATURE

Dated October 6, 2005	MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By: Babson Capital Management LLC, its Investment Adviser
	By:	/s/ Robert D. Erwin
	Printed:	Robert D. Erwin
	Title:	Managing Director

MASSMUTUAL HIGH YIELD PARTNERS II LLC
	By:	HYP Management LLC, its Managing Member
	By:	/s/ Robert D. Erwin
	Printed:	Robert D. Erwin
	Title:	Vice President

MASSMUTUAL CORPORATE VALUE PARTNERS LIMITED
By: Babson Capital Management LLC under delegated authority from Massachusetts Mutual Life Insurance Company as Investment Manager
	By:	/s/ Robert D. Erwin
	Printed:	Robert D. Erwin
	Title:	Managing Director

/s/ Andrew McNally IV
Andrew McNally IV

/s/ Forrest E. Crisman, Jr.
Forrest E. Crisman, Jr.

/s/ Ralph R. Whitney, Jr.
Ralph R. Whitney, Jr.

/s/ Glenn Scolnik
Glenn Scolnik

/s/ Michael T. Furry
Michael T. Furry

/s/ Richard A. Place
Richard A. Place

/s/ Brett R. Meinsen
Brett R. Meinsen